SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                              FORM 10-C

           REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                    INTERDEALER QUOTATION SYSTEM
            FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                        OR 15d-17 THEREUNDER

                       United Stationers Inc.
           (Exact name of issuer as specified in charter)

       2200 East Golf Road,  Des Plaines, Illinois 60016-1267
                           (708) 699-5000
             (Address of principal executive offices and
           Issuer's telephone number, including area code)



             I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.        Title of security:  Common Stock $0.10 par value

2.   Number of shares outstanding before the change:    5,707,912

3.   Number of shares outstanding after the change:     11,415,824

4.   Effective date of change:     November 9, 1995

5.   Method of change:  stock dividend

Give brief description of transaction:       100% stock dividend
declared October 12, 1995, and payable
November 9, 1995 to stockholders of record as of October 26, 1995.


                    II.  CHANGE IN NAME OF ISSUER
Not Applicable



Date:     November 10, 1995
______________________________________
                                   Daniel H. Bushell, Executive Vice
President,
                                   Chief Financial Officer, and
Secretary